■ EXHIBIT 99.1
Change in the Largest Shareholder of POSCO
     We hereby inform you of a change in the largest shareholder of POSCO (the ‘Company’) according to Financial Supervisory Commission of Korea and Korea Stock Exchange Act. Details are as follows :
     On January 30, 2007, POSCO confirmed and released the change in the largest shareholder of the company in accordance with the shareholders’ registry book, which was closed at the end of 2006.
     As of December 31, 2006, the latest record date for the general shareholders’ meeting, National Pension Service is the largest shareholder of the company holding 2,496,272 shares, 2.86% of the company’s issued common stocks.
     The former largest shareholder of the company, SK Telecom and its special related companies, continues to hold 2.85% stake in POSCO as of December 31, 2006.

	Before change		After change
Company	shares	%	shares	%
National Pension Service	2,407,509	2.76	2,496,272	2.86

SK Telecom and its special related companies	2,481,400	2.85	2,481,400	2.85